Exhibit 99.7

News Release

For Release at 9:00 AM EST on December 22, 2005

Storm Cat Energy Closes U.S. $2.5 Million Private Placement

CALGARY, AB and DENVER – (PR Newswire) – December 22, 2005 – Storm Cat Energy Corporation (AMEX: SCU; TSX.V: SME) today announced that it has closed its private placement previously announced on December 5, 2005.  The private placement consisted of the sale of 992,063 common shares of the Corporation at a price of U.S. $2.52 per share, resulting in gross proceeds to the Corporation of approximately U.S. $2,500,000.  In addition to the common shares, the investors will receive common share warrants exercisable for three tenths (3/10) of a common share, for each common share purchased in the private placement.  Each full warrant will be exercisable until October 25, 2007 at an exercise price of U.S. $2.97 per share. In connection with the closing, the Corporation has paid the placement agents fees in cash in the amount of U.S. $150,000.

None of the securities distributed under the Offering may be traded on the TSX Venture Exchange or otherwise sold in Canada or to or for the benefit of a resident of Canada before April 22, 2006 unless permitted under Canadian securities legislation and the rules of the TSX Venture Exchange.

The securities offered in the above-described private placement have not been registered under the United States Securities Act of 1933 or any state securities laws, and unless so registered may not be offered or sold in the United States, except pursuant to an exemption from, or in a transaction subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws.

The Corporation and the investors in the private placement entered into a registration rights agreement substantially similar to that entered into with respect to the Company’s October 25th financing, pursuant to which the Corporation is required to file with the SEC a Registration Statement covering the common shares issued, including any common shares issued upon exercise of the warrants, by December 31, 2005.  If the Registration Statement is not filed by December 31, 2005 or is not declared effective by the SEC by April 20, 2006, then the Corporation will be liable to make pro rata payments to each investor who is a party to the registration rights agreement in an amount equal to 1.0% of the aggregate amount invested by such investor for each 30-day period or pro rata for any portion thereof following such deadlines.

DENVER, COLORADO  Suite 510, 1400–16th Street  |  Denver, Colorado, USA 80202  |  Tel (303) 991-5070   Fax (303) 991-5075 CALGARY,

ALBERTA  Suite 200, 209–8th Ave SW |  Calgary, Alberta, Canada T2P 1B8  |  Tel (403) 451-5070  Fax (403) 451-5075
MONGOLIA  Suite 21, P.M.

Amar’s Street 2  |  Tavan Bogd Plaza, Sukhbaatar District  |  Ulaanbaatar, Mongolia  |  Tel 976-11-33-0464

Storm Cat will use the net proceeds from this financing to further fund its exploration and drilling programs on its Powder River Basin properties where three drilling rigs are currently active, the Elk Valley project in British Columbia, onshore Cook Inlet, Alaska, and its shallow gas project in Saskatchewan, Canada.

About Storm Cat Energy

Storm Cat Energy is an independent oil and gas company focused on the pursuit, exploration and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations. The Company has producing properties in Wyoming’s Powder River Basin, exploitation and development acreage in Canada and Alaska, and high-risk, high-reward exploration acreage in Mongolia. The Company’s shares trade on the American Stock Exchange under the symbol “SCU” and in Canada on the TSX Venture Exchange under the symbol “SME.”

Company Contact:

Scott Zimmerman, President and Chief Executive Officer

Paul Wiesner, Chief Financial Officer

Phone: 87-STORMCAT

www.stormcatenergy.com

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President and Chief Executive Officer

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.